NO ACT

DC
PE
11-27-07



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE


07085542

December 12, 2007

Wayne A. Wirtz
General Attorney &
Associate General Counsel
Legal Department
AT&T Inc.
175 E. Houston, Room 205
San Antonio, TX 78205

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/12/2007

Re: AT&T Inc.
Incoming letter dated November 27, 2007

Dear Mr. Wirtz:

This is in response to your letter dated November 27, 2007 concerning the shareholder proposal submitted to AT&T by the Mary F. Morse Family Trust. We also have received a letter from the proponent dated November 29, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Mary F. Morse
Trustee
Mary F. Morse Family Trust
212 Highland Ave.
Moorestown, NJ 08957-2717



Wayne A. Wirtz
General Attorney &
Associate General Counsel
Legal Department
175 E. Houston, Room 205
San Antonio, Texas 78205

1934 Act/Rule 14a-8

November 27, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: AT&T Inc. 2008 Annual Meeting
Shareholder Proposal of Mary F. Morse

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of AT&T Inc. ("AT&T") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. AT&T has received a shareholder proposal from Mary F. Morse for inclusion in AT&T's 2008 proxy materials. For the reasons stated below, AT&T intends to omit the proposal from its 2008 proxy statement.

Pursuant to Rule 14a-8(j), enclosed are six copies each of: this statement, the proponent's letter submitting the proposal, and AT&T's correspondence with the proponent. A copy of this letter and related cover letter are being mailed concurrently to the proponents advising them of AT&T's intention to omit the proposal from its proxy materials for the 2008 annual meeting.

The Proposal

On September 4, 2007, AT&T received a letter from the proponent containing the following proposal:

I, Mary F. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more of AT&T Inc. stock, held for a year, request the Board of Directors to take action regarding remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, by salary only, plus any nominal perks {i.e.; company car use, club memberships] This program is to be applied after any existing programs now in force for cash, options, bonuses, SAR's, etc., plus discontinue, if any, severance contracts, in effect, are completed, which I consider part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs.

Reason the Proposal May Be Omitted from the Proxy Statement

Pursuant to Rules 14a-8(b) and 14a-8(f)(1): Failure to provide proof of ownership of the requisite value of the Company's shares.

Rule 14a-8(f)(1) provides that shareholder proposals may be excluded from a company's proxy materials if the proponent fails to meet the eligibility and procedural requirements of Rules 14a-8(a) through (d). Rule 14a-8(b)(1) provides that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal. If the proponent is not a registered shareholder, the proponent must provide proof of ownership in one of the two methods specified in Rule 14a-8(b)(2)(i)-(ii). Where the proponent fails to provide proof of ownership at the time the proposal is submitted, the company must notify the proponent in writing of the procedural or eligibility deficiency within 14 calendar days of receiving the proposal. Under Rule 14a-8(f), a proponent's response must be postmarked or transmitted electronically no later than 14 days from the date the proponent receives the company's notification.

In this case, the proponent does not appear on the records of AT&T as a registered stockholder. By letter dated September 5, 2007 (the "September 5 Letter"), and delivered via UPS, AT&T requested that the proponent submit proof of ownership of at least $2,000 in market value of AT&T's common stock held for at least one year prior to the date the proponent submitted the Proposal. A copy of AT&T's request is attached to this letter. AT&T has obtained confirmation from UPS that the September 5 Letter was delivered to the proponent's home and signed for on October 6, 2007. Because the September 5 Letter was delivered to the proponent on September 6, 2007, the proponent had until September 20, 2007, to respond to AT&T's request for proof of ownership under the 14-day deadline of Rule 14a-8(f). As of the date of this letter, AT&T has not received from the proponent a response to its request. Therefore, this proposal may be properly omitted from AT&T's proxy materials pursuant to Rule 14a-8(f).

*   *   *

Because the proponent failed to comply with the clear procedural obligations set forth in Rule 14a-8(b), AT&T has limited its response to this issue. AT&T has identified additional grounds for excluding this proposal, however, including Rule 14a-8(i)(2) (relating to violation of state and federal law), Rule 14a-8(i)(3) (relating to false and misleading statements), and Rule 14a-8(i)(7) (relating to the company's ordinary business operations). AT&T is prepared to supplement this letter in the event that the Staff determines that such discussion about these grounds would be useful.

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed, self-addressed envelope.

Sincerely,



Enclosures

cc: Mary F. Morse



Paul M. Wilson
Senior Attorney
175 E. Houston, Room 222
San Antonio, Texas 78205
(210) 351-3326

September 5, 2007

VIA UPS
Mary F. Morse
Mary F. Morse Family Tr.
212 Highland Avenue
Moorestown, NJ 08957-2717

Dear Ms. Morse:

On September 4, 2007, we received your letter dated August 30, 2007, submitting a shareowner proposal for inclusion in AT&T's 2008 Proxy Statement. We are currently reviewing the proposal to determine if it is appropriate for inclusion in our 2008 Proxy Statement.

Under the rules of the Securities and Exchange Commission ("SEC"), in order to be eligible to submit a shareowner proposal, a shareowner must: (a) be the record or beneficial owner of at least $2,000 in market value of AT&T's common stock at the time a proposal is submitted and (b) have continuously owned these shares for at least one year prior to submitting the proposal. Therefore, in accordance with the rules of the SEC, please provide us with documentary support that both of the above-mentioned requirements have been met. For shares held by a broker, the *broker* must provide us with a written statement as to when the shares were purchased and that the minimum number of shares have been continuously held for the one year period. *You must provide the documentation specified above, and your response must be postmarked or electronically transmitted, no later than 14 days from your receipt of this letter.*

The date and location for the 2008 Annual Meeting of Stockholders will be provided to you at a later date.

Sincerely,

Paul M Wilson

Mary F. Morse Family Tr.
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711
August 30, 2007

Sr. V.P & Secretary
AT&T Inc.
175 E. Huston, Rm. 316
San Antonio, TX 78205.

Dear Secretary:

I, Mary F. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, wish to introduce the enclosed Proposal for the Year 2008 Proxy Material. I have held.$2000.00 or more in the company's securities over one year and will continue to hold until after the next meeting date.

I cannot be expected to attend but will try to be represented at the meeting by an alternate selection, if any become known to me.

For the past three years, my close presence at home to attend my medical needs has escalated and the S.E.C. has been so advised as a "valid reason" for non-attendance.

This Proposal has been prepared by my husband, Robert, as I neither type nor use a computer.

Encl.: Proposal and Reasons

Sincerely,

Mary F. Morse Family Tr.

Mary F Morse

Mary F. Morse Family Tr.
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711
August 30, 2007

PROPOSAL

I, Mary F. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more of AT&T Inc. stock, held for a year, request the Board of Directors to take action regarding remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, by salary only, plus any nominal perks {i.e.; company car use, club memberships] This program is to be applied after any existing programs now in force for cash, options, bonuses, SAR's, etc., plus discontinue, if any, severance contracts, in effect, are completed, which I consider part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs

REASONS

Ever since about Year 1975, when "Against" was removed from "Vote for Directors" box, and no other on the Proxy Vote, and the term "Plurality" voting was contrived, shareowners have lost the "Right of Dissent", which is unconstitutional. No reason given, but the result has been that any Management nominee for Director was elected, even if only one "For" vote was received. This is because "Abstain" and "Withheld" are not deducted from "For". In response, Directors have awarded remuneration to those whom nominated them, to the point of being excessive and still escalating. Millions of dollars of shareowners assets are diverted for the five top Management, year after year, until their retirement or they "Jump Ship" for another company's offer. It is seldom proven to have been "earned" by their efforts, rather than the product or services.

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant lifestyle. These funds might better be applied to dividends. The savings in elimination of personnel needed to process all previous programs could be tremendous. Plus savings on lengthy pages reporting the process in the Report, a help for the National Paperwork Reduction Act.

This can all be accomplished by having Directors eliminate all Rights, Options, S.A.R.'s, retirement and severance, etc. programs, relying on $500.000.00 to be adequate, and Management buying their own stock and retirement programs, if desired.

It is commendable that AT&T, ExxonMobil, Ford Motor [1st], perhaps others, have already returned "Against" as requested.

Thank you, and please vote "YES" for this Proposal. It is for Your benefit !

Mary F. Morse



Mary F. Morse Tr.
212 Highland Ave.
Moorestown, NJ 08957-2711

Ph: 856 235 1711
November 29, 2007

RECEIVED
2007 DEC -6 PM 4:05
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Jonathan A. Ingram, Dep. Chief Counsel
Securities & Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Subject : AT&T Corp.
Re: My Proposal

Dear Sir:

Here again is another demonstration of a company which has promoted discontinuance of certificates, and using the resulting ease of transfer at the site of brokers as a tool to obstruct presentation of legitimate proposals.

My broker, TD Ameritrade has not responded to proof of ownership requests this year, nor are they obligated.

AT&T has found a way to pay my dividends and did not use that information to determine the $2000.00 or more in value and length held from those records.

The S.E.C. must adjust to the present if Proxies issuance is to do what is intended, inform and allow input from shareowners. It is their company, and Management has too much control over the remuneration they receive by nominating directors, set their pay, and in return receive more compensation than they can prove having earned. This process is a near skimming of shareowners assets year after year. The "unearned" rewards cannot possibly be spent on worldly goods, and can lead to family descendants as non-achievers.

A shareowner must pay about $15.00 for a certificate of ownership.

An equities dealer is under no obligation to fill my yearly requests for proof of ownership. Further, their integrity is insulted as monthly purchase and holdings reports are issued and assumed to be "invalid" proof.

I wish to apply this information to all other corporations who use an obvious loophole to delete anyone's proposals.

Please advise that the matter has been reconsidered and allow my proposal.

Copy to: AT&T Corp.

Sincerely,
Mary, F. Morse, Tr.



"IDES" OF MARCH

I'd grab more options, I want you to know,
But my pockets are beginning to overflow.
How we got our job is no one's knowledge;
Needless to say, we took advantage.
The options system is about payout lures,
And we are confident that it endures.
Many of us have jumped ship,
Our lack of loyalty has not caused a blip,
In our former employer's ability to survive,
Since the product itself, keeps them alive.
We only manage to steer the ship,
And each year we take a proxy trip.
We march right up with a plan to dip,
The S.E.C. requires an outline of salary and bonus,
But it's easy to see, they do not own us.
We hand pick our choice for directors,
Then they choose us, the defectors.
We control the fees they earn,
Then they set our base salary in return.
On top of this base you see,
Is where they pile options as salary.
Is it any wonder we live in luxury ?
Share owners are "Yes, Sir's", a bunch of sheep,
Is it any wonder our "take" is so steep ?

THE CATBIRD SEAT

Perhaps you have heard of the "Catbird Seat" ?
Considered as a position, it is rather unique.
From the topmost position in a company store,
The C.E.O. has an advantage to explore.
When first approached, to accept the position,
The would-be chief considers his/her transition.
How much will I get as "attain and retain" ?
And a "paying to leave" clause gives no pain.
If you can analyze what I say,
It is still ongoing to this day.
His/Her first concern is: "What's in it for ME" ?,
Not of : "I'm desirous of upgrading your company".
I imagined myself as being in the topmost spot,
And was able to observe quite a lot.
Then another thought just crossed my mind:
Don't look back up, the bird may be unkind.

Robert Dennis Morse

These rhymes are for stress relief.
Not part of a presentation.

HIGH ON THE HOG

I just gave my memory a little jog,
Remembering the phrase: "Living high on the hog".
This may be true of Management today,
Therefore, I might have this to say:
If the phrase means "spending above your means",
It will never apply to them, it seems !

PLURALIY TWO

A word was devised, called "Plurality",
Which I am thinking, should not be—
Allowed for use in a corporate proxy.
The word, "Against" was removed, you see.
Now, Management wins in the Director's vote,
"Abstain" and "Withhold" have no power, please note.
Why was "Plurality" voting installed about 1975 ?
Only of course, to always win with their guise.

ATTITUDE

I've just experienced another "Attitude"
And for its happening it must be understood
When Corporate Legal's resent a Proposal,
They put an S.E.C. Rule at their disposal.
One must prove ownership of a year or more,
Of two grand value, and where in store.
They will not accept one's monthly report,
Demand a written letter, such a poor sport.
This is juxtaposition of a happy Dude,
Since their position is taken to be rude !

Robert Dennis Morse

PROBLEM?

11-29-07.

Investor nominees plan fails

The SEC said firms could bar shareholder candidates from corporate ballots.

By Ian Katz and Jesse Westbrook
BLOOMBERG NEWS

The Securities and Exchange Commission gave corporations, including General Motors Corp. and Bank of America Corp., a victory yesterday in their effort to block investors from gaining more say over director nominations.

SEC commissioners voted, 3-1, to allow companies to exclude shareholders' board candidates from corporate ballots.

GM, the biggest U.S. automaker, and Bank of America, the nation's second-largest bank, had urged the regulator in letters to take that position to prevent activist investors from using board elections to steer corporate strategy.

The vote followed more than a year of debate over so-called proxy-access rules that split the agency along party lines and pitted business groups against unions and pension funds. Proxy statements contain the names of candidates for election to corporate boards of directors.

Democratic lawmakers such as Senate Banking Committee Chairman Christopher Dodd (D., Conn.) had called for delaying a decision.

"I am obviously disappointed," SEC Commissioner Annette Nazareth said. She said the SEC's action "stands in the way of shareholders' rights to elect directors." She is the commission's only Democratic member, and was the lone dissenter in yesterday's vote.

SEC Chairman Christopher Cox said the agency had to pass a rule this year to prevent a wave of litigation from affecting corporate board elections in 2008.

"Doing nothing would put all investors at risk," Cox said. "Doing nothing at this time would enable an easy end run around the commission's required disclosures and our antifraud rules in proxy contests."

The SEC also encouraged companies to create Internet forums to improve communication between shareholders and management. The agency approved a rule yesterday stipulating that companies and investors are not legally liable for statements made on the forums.

The decision to adopt the rules limiting access to company proxies "will be viewed as an anti-investor action and a commission that has failed investors," former SEC Chairman Arthur Levitt said in an interview. The action is "probably the most important vote the commission has taken in nearly 15 years."

ON GOING

11-29-07

Rowe's exercise

The stock price of **Exelon Corp.**, the Chicago-based parent of **Peco Energy** and **Exelon Generation Co. L.L.C.** here, has bubbled up steadily over the last year and hit a five-year high in the last few weeks. That's particularly good for chief executive officer John W. Rowe: He has exercised stock options valued at nearly $54 million so far this year, including $3.6 million last week alone, according to InsiderScore and SEC filings. Compare that with his compensation last year of $10.9 million. He made the sales under his 10b5-1 stock plan, which allows insiders to prearrange their sales. Rowe set these sale dates in September 2006 and seemed to pick well. Exelon closed yesterday at $82.30, nearly 38 percent above a year earlier. Says spokeswoman Jennifer Medley: "We are a pay-for-performance company, and when the company does well, our executives do well."



John W. Rowe

— *Thomas Ginsberg*

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 12, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated November 27, 2007

The proposal relates to compensation.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to AT&T's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Song P. Brandon
Attorney-Adviser

END